Exhibit 99.1

Professional Division

January 31, 2019

Application no.: 20181131

To:

Kesselman & Kesselman – CPA

25 HaMered Street, Trade Tower,

Tel Aviv

Dear Sir,

Re:	Withholding tax upon the purchase of Orbotech shares which are traded on the stock exchange outside of Israel (Reference: Your application of April 25, 2018)

1.	The facts as provided to us by you:

1.1.

Orbotech Ltd. (the “Company” or “Orbotech”), Public Co. 520035213, Tax Withholding File 910000272, is an Israeli-resident public company, which was incorporated as a private company on February 8, 1981, and which securities are listed since 1984 on the NASDAQ Stock Market, in New York, U.S.A. (the “NASDAQ”).

1.2.

The Company engages, directly or indirectly, through held companies, mainly in the development, manufacture, marketing and service of products used in the process of manufacturing electronic components, and mainly in the production of printed circuit boards and flat-panel displays, and in the planning, development, manufacture, marketing and service of manufacturing solutions in the advanced packaging industry and of microelectromechanical systems for the semiconductor industry. The Company sells these products to manufacturers of electronic components. In addition, the Company engages, through a subsidiary (OrboGraph Ltd.), in the development and marketing of handwriting recognition software, and holds the rights in a limited partnership that develops software for the printed circuit board industry (Frontline P.C.B Solutions Limited Partnership).

1.3.

The Company’s issued and paid up capital as of December 6, 2018 includes 48,890,981 ordinary shares of par value ILS 0.14, all of which are listed on the NASDAQ. In addition, there are 5,410,773 treasury shares held by the Company and subsidiaries thereof.

1.4.	The Company’s shareholders are as follows:

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

Interested parties

1.4.1.

Dr. Jacob Richter, I.D. 001652502, an Israeli-resident individual who is a Director of the Company, holding, to the best knowledge of the Company, together with his wife, Dr. Judith Richter, I.D. 007630973 (hereinafter: “Jacob Richter”, “Judith Richter” and jointly: the “Richter Couple”, 2,624,839 shares as of December 19, 2018, constituting approx. 5.4% of the Company’s issued and paid up capital. All of the shares held by the Richter Couple were purchased after the listing of Orbotech.

1.4.2.

Mr. Yochai Richter, I.D. 001652494, an Israeli-resident individual who is a the Chairman of the Company’s board of directors, and brother of Jacob Richter (“Yochai Richter”) holding, to the best knowledge of the Company, as of December 19, 2018, 1,024,147 shares, constituting approx. 2.1% of the Company’s issued and paid up capital. All of the shares held by Yochai Richter were purchased after the listing of Orbotech.

1.4.3.

Clal Insurance Enterprises Holdings Limited, Public Company no. 520036120 (“Clal”) holding, as of January 25, 2018 (according to a report that was submitted by Clal to the United States Securities and Exchange Commission ((“SEC”) on February 5, 2018) approx. 2,423,483 shares, constituting approx. 4.9% of the Company’s issued and paid up capital, of which approx. 107,150 shares in its Nostro portfolio (the “Nostro Shares”) and the balance through investment funds which are managed by the company for members (the “Provident Shares”). To the Company’s best knowledge, all of the shares held by Clal in the Nostro portfolio (as of the said date) were purchased after the listing of Orbotech.

1.4.4.

Renaissance Technologies LLC (“Renaissance”) which is an American investment body (the identity of investors is unknown to the Company) holding, as of January 4, 2018 (according to a report that was submitted by Renaissance to the SEC on February 14, 2018) approx. 2,642,800 shares, constituting approx. 5.4% of the Company’s issued and paid up capital.

1.4.5.

In addition, the following individuals hold Company shares, as of December 19, 2018: Yehudit Bronicki – 21,308 shares, Dan Falk – 21,308 shares, Eliezer Tokman – 19,776 shares, Prof. Shimon Ullman – 134,663 shares, Arie Weisberg – 69,381 shares, Avner Hermoni – 11,570 shares, Michael Anghel – 28,568 shares, Joseph Tenne – 8,425 shares, Miron Kenneth – 1,825 shares – all of whom serve as directors of the Company; and Asher Levy – 105,095 shares, who is the Company’s CEO (the “Additional Shareholders”).

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

1.4.6.	The Richter Couple, Yochai Richter, Clal (for the Nostro Shares), Renaissance and the Additional Shareholders shall be hereinafter jointly referred to as: the “Interested Parties”.

Public shareholders and/or the Interested Public

1.4.7.

Orbotech’s remaining shareholders, each holding less than 5% of the Company’s share capital, purchased their shares after their listing and are not controlling shareholders, as this term is defined in Section 3(i) of the Income Tax Ordinance [New Version], 5721-1961 (the “Ordinance”) and are not Interested Parties as stated in Section 1.4.6 above (the “Public Shareholders” and/or “Interested Public”). For the sake of good order, it is noted that this Tax Ruling treats the Interested Parties and the Interested Public according to their rate of holdings of Company shares on the Closing Date (as defined in Section 1.10 below).

1.5.	The Company’s shares are held in the following manner:

1.5.1.	The Company’s shares which are traded on the NASDAQ are listed with American Stock Transfer & Trust Company LLC, an American transfer agent (the “Transfer Agent”).

1.5.2.

Most of the shares which are traded on the NASDAQ were purchased through foreign brokers (the “Foreign Brokers”) and are held through the Transfer Agent in the name of the Foreign Brokers. Some of the shares which are traded on the NASDAQ are registered directly in the name of the shareholders with the Transfer Agent, such that these shareholders hold their shares directly vis-à -vis the Transfer Agent.

1.5.3.

Some of the shares which are traded on NASDAQ were purchased through stock exchange members in Israel and/or Israeli financial institutions (through Foreign Brokers or directly) (hereinafter, jointly: “TASE Members”) and are held through the Transfer Agent in the name of the Foreign Brokers and/or in the name of TASE Members.

1.6.	In addition, the Company granted rights to employees and officers as follows:

1.6.1.

To employees and/or officers and/or advisors of the Company who are not “controlling shareholders” as defined in Sections 32(9) and 102 of the Ordinance, and who are residents of Israel (the “Employees”), the Company granted equity compensation, as outlined in Section 102 of the Ordinance, on the capital gains with a trustee track (“Capital Gains 102 Rights Holders”),

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

pursuant to the Company’s option plans of 2000[1], 2003, 2010 and 2015, which were submitted for the approval of the tax assessor for large enterprises as a plan for the allotment of options on a capital gains track pursuant to Section 102(b)(3) of the Ordinance (the “Option Plans”). As of the date herein, the trustee for the Option Plans is IBI Capital Compensation and Trusts (2004) Ltd. (the “102 Trustee”).

1.6.2.

In addition, the Company has allotted to officers (who at certain times were deemed controlling shareholders) and/or to advisors of the Company, by virtue of the Option Plans, equity compensation under Section 3(i) of the Ordinance (“3(i) Rights Holders”). Accordingly, the 102 Trustee currently holds, for the 3(i) Rights Holders, the following grants under Section 3(i) of the Ordinance:

1.6.2.1.	Options to purchase shares of the Company (“3(i) Options”).

1.6.2.2.	Restricted share units (RSUs) of the Company (“3(i) Restricted Share Units”).

1.6.2.3.

Shares deriving from the exercise of 3(i) Options, from the vesting of 3(i) Restricted Share Units and the expiry of the restriction period of the restricted shares which were allotted under Section 3(i) (“3(i) Shares”).

1.6.3.

Furthermore, the Company has granted to employees and officers in foreign-resident companies controlled thereby (some of whom act as service providers to such companies), who are foreign residents (“Foreign-Resident Employees”), non-tradable options exercisable into ordinary shares of the Company, Restricted Share Units (RSUs) and restricted shares (“Foreign-Employee Options”).

1.7.

KLA-Tencor Corporation is a company incorporated in the State of Delaware, U.S.A., which shares are listed on the NASDAQ, all under the symbol KLAC (“KLA” and/or the “Acquiring Company”). KLA indirectly holds two Israeli-resident companies, KLA-Tencor Integrated Metrology (Israel) (2002) Ltd. and KLA-Tencor Corporation (Israel) (hereinafter, jointly: the “Subsidiaries”).

1.8.	KLA engages in the manufacturing, equipment, controls and inspection of the microchip industry.

[1]	It is noted that the 2000 plan was based upon the version of Section 102 of the Ordinance that existed prior to Amendment 132.

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

1.9.

On March 18, 2018, a merger agreement (the “Merger Agreement”), was executed between the Company of the first part and the Acquiring Company and Tiburon Merger Sub Technologies Ltd., P.C. 515816270, a private company incorporated in Israel, wholly owned, directly or indirectly, by KLA (the “Target Company”). It is already emphasized that the merger does not constitute a merger as defined in Section 103 of the Ordinance which is entitled, upon the fulfilment of the conditions stipulated in Part E2 of the Ordinance, to the benefits and conditions which are determined in the second chapter of Part E2 of the Ordinance, and therefore, the use of the term merger in this context refers to a transaction in which KLA has in fact purchased, directly or indirectly, all of the shares of Orbotech, i.e. a share purchase transaction.

1.10.

Pursuant to the Merger Agreement, a reverse triangular merger[2] will be carried-out (the “Merger” or the “Transaction”), by which upon the completion of the Merger, the Target Company would merge into and with the Company (as the surviving company in the merger), and be wound-up pursuant to Section 323 of the Companies Law. As a result of the Merger, the Company would become a wholly-owned subsidiary (indirectly, held through the Subsidiaries) of KLA, and the Company’s shares would be delisted from the NASDAQ. A summary chart of the relevant holding structure specifying the Transaction is attached as Annex A. The closing of the Merger is expected to be carried-out subject to the fulfillment of various preliminary conditions which are anticipated to be satisfied during the first quarter of 2019 (the “Closing Date”). It is noted that the Company’s shareholders approved the Transaction and the Merger Agreement on July 12, 2018. It is further noted that until the Closing Date, the Company’s shares will continue to be traded on the NASDAQ.

1.11.

It is noted that for the purpose of the purchase of the Company’s shares, the Acquiring Company will provide no debt to the Target Company and/or to the Company and/or to a subsidiary held directly or indirectly by Orbotech.

1.12.

Pursuant to the Merger Agreement, the consideration for a single share of the Company (the “Entitling Share”) to be paid to all the entitled Rights Holders in the Company, as specified in Sections 1.4 and 1.6 above (hereinafter, jointly: the “Entitled Shareholders”) on the Closing Date shall be as follows:

1.12.1.	A cash payment of U.S. $38.86, without added interest and net of applicable taxes (“Cash Consideration”); and

[2]	Pursuant to Sections 314 to 327 of the Companies Law, 5759-1999 (the “Companies Law”).

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

1.12.2.	0.25 of a common share of the Acquiring Company (“Stock Consideration”);

1.12.3.

The Acquiring Company will not allot fractional shares, and insofar as an Entitled Shareholder of the Company is entitled to receive fractional shares of the Acquiring Company, he will receive a cash amount in lieu thereof, which shall be equal to the product of multiplying: (1) the relative portion in the Acquiring Company’s share; by (2) the average of the closing prices of the Acquiring Company’s share on the NASDAQ in the ten days preceding the Closing Date (it is clarified that the term “Cash Consideration” includes both the cash payment described in Section 1.12.1 above and the payment for fractional shares described in this Section).

1.12.4.	The Cash Consideration and the Stock Consideration shall hereinafter jointly be referred to as: the “Transaction Consideration”.

1.13.	According to the provisions of the Merger Agreement, no payment shall be paid for shares held by the company as treasury shares, as specified in Section 1.3 above.

1.14.	The Transaction Consideration for Employees and officers shall be as follows:

1.14.1.

The Transaction Consideration shall be granted to Capital Gains 102 Rights Holders whose rights shall have vested on the Closing Date, including options that were allotted under Section 102 of the Ordinance (net of the exercise price, if any), Restricted Share Units (RSUs) and restricted shares in respect of which the restriction period shall have expired, as well as shares deriving therefrom, and to 3(i) Rights Holders whose rights shall have vested on the Closing Date, including options that were allotted under Section 3(i) of the Ordinance (net of the exercise price, if any), Restricted Share Units (RSUs) and restricted shares in respect of which the restriction period shall have expired as well as shares deriving therefrom, all subject to the provisions of the Merger Agreement.

1.14.2.

The Foreign-Resident Employees who hold vested options or vested rights to Restricted Share Units or restricted shares in respect of which the restriction period shall have expired, shall be entitled to receive the Transaction Consideration, pursuant to the instructions and adjustment set forth in the Merger Agreement in respect of the aforesaid options and rights to restricted shares.

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

1.14.3.

Foreign-Employee Options, the contractual vesting date of which shall have not yet passed on the Closing Date will be assumed by KLA and converted into options for the purchase of KLA shares and/or KLA Restricted Share Units as the case may be3.

1.15.

It is noted that the Transaction Consideration will be transferred from the Acquiring Company or anyone on its behalf to the Transfer Agent (as defined in Section 1.5.1 above). The Acquiring Company will appoint IBI Trusts Management P.C. 515020428, withholding file no. 936080233, which will be responsible for the deduction of withholding tax, insofar as applicable, from the Transaction Consideration (the “Israeli Paying Agent” or the “Tax Trustee”).

1.16.	The Transaction Consideration will be paid to the Company’s Entitled Shareholders through the Transfer Agent and/or the Company as follows:

1.16.1.

For shareholders whose shares are listed on the NASDAQ – the Transaction Consideration will be transferred to shareholders whose shares are listed on the NASDAQ through the Foreign Brokers or directly by the Transfer Agent. It is noted that part of the aforesaid Transaction Consideration will be transferred through the Foreign Brokers to the TASE Members and/or Israeli Banks for shareholders who are residents of Israel and who hold their shares through them. If the shares are directly held by a TASE Member, the consideration shall be transferred directly thereto by the Transfer Agent.

1.16.2.

For Foreign-Resident Employees – the Transaction Consideration shall be transferred to the Company and the Company will transfer the Transaction Consideration to the Foreign-Resident Employees through its subsidiaries, as the case may be.

1.16.3.	For Capital Gains 102 Rights Holders and 3(i) Rights Holders – the Transaction Consideration shall be transferred to the 102 Trustee, who will transfer it to such Rights Holders.

1.17.

It is noted that the taxation method of the Cash Consideration which is paid to Capital Gains 102 Rights Holders as per Section 1.6.1 above and holder of 3(i) Options and 3(i) Restricted Share Units as per Sections 1.6.2.1 and 1.6.2.2. above was arranged on October 7, 2018 by a separate tax ruling, as part of an application made to the Employees Option Taxation Department, the Professional Division of the Tax Authority.

[3]	According to the terms and conditions set forth in the Merger Agreement.

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

1.18.

Furthermore, the taxation method with respect to the Stock Consideration to be paid to Capital Gains 102 Rights Holders, 3(i) Rights Holders and also to Public Shareholders, excluding Entitled Shareholders who are not residents of Israel, who prior to the share-exchange transaction are not controlling shareholders in the Company as defined in Section 3(i)(1)(c) of the Ordinance, is to be determined by a separate tax ruling – “Interested Public” Tax Ruling (ruling no. 20180544/2), to be issued by the Mergers & Splits Department of the Tax Authority (“Interested Public Tax Ruling”). In addition, the taxation method with respect to the Stock Consideration to be paid to Interested Parties is to be determined by a separate tax ruling – “Interested Parties” Tax Ruling (ruling no. 20180544/1), to be issued by the Mergers & Splits Department of the Tax Authority (“Interested Parties Tax Ruling”).

1.19.	The companies participating in the share-exchange transaction are not a land corporation, in the meaning afforded to this term in the Land Taxation Law (Appreciation and Purchasing), 5723-1963.

1.20.	KLA’s subsidiaries and the Company are subject to the provisions of the Encouragement of Capital Investments Law, 5719-1959.

2.	The application

Determination of the tax withholding arrangement that will apply to the Paying Agent and the Acquiring Company or anyone on its behalf in respect of the consideration to be paid in the framework of the Transaction on the Closing Date.

3.	The requested tax withholding arrangement

Subject to the veracity of all the facts which were presented to us, both orally and in writing, as specified in Section 1 above and in your above referenced application, I hereby inform you as follows:

3.1.

The transfer of the Transaction Consideration from the Acquiring Company, the Subsidiaries and/or anyone on behalf of KLA to the Transfer Agent and/or the Company and/or the 102 Trustee will be exempt from tax withholding.

3.2.

The withholding of tax for the Transaction Consideration paid to the Israeli-resident Entitled Shareholders within the Merger transaction shall be pursuant to section 164 of the Ordinance and according to the rates which are specified in the Income Tax Regulations (Deduction from Consideration, Payment or Capital Gains in the Sale of Securities, the Sale of a Unit in a Trust Fund or a Forward Transaction), 5763-2002 (“Tax Withholding Regulations”) and subject to this Tax Ruling.

3.3.

It is clarified that in respect of the Stock Consideration paid to shareholders under Sections 1.16.1 and 1.16.3, the Interested Public Tax Ruling and the Interested Parties Tax Ruling shall apply with respect to Israeli residents.

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

3.4.

Payment of the Cash Consideration to the Entitled Shareholders through TASE Members – the Transfer Agent through its representative or the Israeli Paying Agent will transfer the Cash Consideration through the Foreign Brokers or directly to TASE Members for the Entitled Shareholders other than Interested Parties, with a notice to the effect that gross Cash Consideration is being transferred, from which no tax has been withheld. The TASE Members will be responsible for the deduction of withholding of tax pursuant to the Ordinance and to the rates specified in the Tax Withholding Regulations. The aforesaid transfer will be made after the declaration of such TASE Member on the form which is attached hereto as Annex B is confirmed by the Tax Trustee.

3.5.

Payment of the Transaction Consideration to the Entitled Shareholders through the Foreign Brokers or directly through the Transfer Agent– the Transaction Consideration which is paid to shareholders whose shares are held by the Foreign Brokers (other than shareholders holding through TASE Members through Foreign Brokers), or directly through the Transfer Agent according to Section 1.16.1, other than Interested Parties, will be split according to the identity of the selling shareholder, and the following provisions shall apply:

3.5.1.

The transfer of the Transaction Consideration to the Entitled Shareholders shall be exempt from withholding tax, subject to a declaration of the recipient of the Transaction Consideration, on the form attached hereto as Annex B, which was reviewed and approved by the Tax Trustee, as follows:

1.	He is not an Israeli resident.

2.	He holds no more than 5% of the Company’s share capital.

3.	He is a beneficial owner of the Company’s shares.

4.	He purchased his shares after their listing on the stock exchange, and on the purchase date was not an Israeli resident.

In other words:

(1)	He is the legal and economic beneficiary of the rights deriving from the shares of the Company.

(2)

With respect to shareholders who are not individuals: it has real operations, and is not merely a pass-through company, through which another party holds the Company’s shares in order to reduce or avoid tax payment in Israel, and such shareholder has additionally provided a certificate from the tax authorities of its country of tax residency (other than Israel), confirming that its tax residency is in that country.

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

After the receipt of the forms and their review by the Tax Trustee as aforesaid, the Transfer Agent, through its representative or the Tax Trustee, will transfer the full Transaction Consideration to those entitled thereto, together with a notice to the effect that gross consideration is being transferred, from which no tax was withheld.

3.6.

Payment of the Transaction Consideration to Foreign-Resident Employees – the Transaction Consideration which is transferred by the Company to its subsidiaries for Foreign-Resident Employees (as per Sections 1.6.3 and 1.16.2 above) who have declared their residency and entitlement to exemption on the form attached hereto as Annex C, which was reviewed and confirmed by the Israeli Paying Agent, shall be exempt from withholding tax for Foreign-Resident Employees and/or the Company’s Subsidiaries, as the case may be.

3.7.

The exemption from tax withholding from the Transaction Consideration in respect of all Foreign Entitled Shareholders who are exempt from tax withholding in Israel, as stated in Sections 3.5 and 3.6 above, will apply, provided that a notice by the Tax Trustee was attached, to the effect that gross consideration was transferred, from which no tax was withheld and subject to all of the following conditions:

3.7.1.	An individual holder of the transferred shares and/or the Foreign-Resident Employee shall present a foreign-resident passport.

3.7.2.

A holder of the transferred shares and/or the Foreign-Resident Employee whose paid Transaction Consideration exceeds $100,000 shall produce a residency confirmation certified by the tax authorities of the foreign country.

3.8.

From the Transaction Consideration which is paid to the remaining Entitled Shareholders (including with respect to 3(i) Shares and 3(i) Restricted Share Units for which tax was paid as an ordinary income) and from the Transaction Consideration which is paid to the remaining Foreign-Resident Employees (those who have not produced the form of declaration as aforesaid), the Tax Trustee shall deduct withholding tax at the rate prescribed by the Withholding Tax Regulations, or according to a valid tax withholding certificate issued by the Assessing Officer or the Professional Division of the Tax Authority with respect to the rate of tax withholding from transactions in the capital market or in accordance with the instructions of any other tax ruling issued by the Tax Authority[4]. Therefore, the Transfer Agent and/or the Tax Trustee will transfer the said consideration, net of tax, to those entitled thereto, together with a notice

[4]	Including in accordance with a tax ruling that will be issued as per Section 1.18 above.

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

whereby the consideration is net, after tax withholding, as the case may be. In respect of Stock Consideration which is paid to the Interested Public and the Interested Parties, the provisions of the Interested Public Tax Ruling or the Interested Parties Tax Ruling shall apply (as the case may be).

3.9.

From the Cash Consideration transferred to the Interested Parties (including with respect to 3(i) Shares and 3(i) Restricted Share Units for which tax was paid as an ordinary income), the Tax Trustee shall deduct withholding tax at the rate prescribed by the Tax Withholding Regulations and/or pursuant to a valid tax withholding certificate issued by the Assessing Officer or the Professional Division of the Tax Authority with respect to the tax withholding rate on transactions in the capital market or in accordance with the instructions of any other tax ruling or certificate issued by the Tax Authority, whereas with respect to the Stock Consideration the provisions of the Interested Public Tax Ruling or the Interested Parties Tax Ruling shall apply (as the case may be). Therefore, the Transfer Agent and/or the Tax Trustee will transfer said Cash Consideration, net of tax, to those entitled thereto, together with a notice whereby the consideration is net, after tax withholding, as the case may be.

3.10.

For purposes of submission of the residency confirmations as per Sections 3.5.1, 3.6 and 3.7 above, the transfer of the tax withholding funds to the Assessing Officer in respect of such shareholders shall be within 60 days from the date set forth in Regulation 12 of the Tax Withholding Regulations, and it will carry interest and linkage differentials as defined in Section 159A of the Ordinance, from the date set forth in Regulation 12 until their actual payment to the Assessing Officer, without penalties.

The Tax Trustee will transfer to shareholders for whom tax was withheld from the Cash Consideration a tax withholding certificate pursuant to the Income Tax Regulations (Tax Withholding Certificate), 5741-1980.

3.11.

The deduction of withholding tax will be carried out through the Tax Trustee, and with respect to payments made to all of the Entitled Shareholders according to this Tax Ruling and the Merger Agreement, it will be the “debtor” as this term is defined in the Tax Withholding Regulations (including in respect of payments made by KLA, the Subsidiaries or anyone on its behalf) and it will be fully responsible for the deduction of withholding tax pursuant to the Tax Ruling and the transfer thereof to the Assessing Officer, subject to the provisions of the Tax Withholding Regulations, other than with respect to the consideration which is transferred to the TASE Members as specified in Section 3.4 above, in which case the responsibility for the deduction of withholding tax shall be assigned to the TASE Members and all according and subject to the provisions of the Tax Withholding Regulations.

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

3.12.

The tax withholding shall be carried out according to this Tax Ruling (all subject to the provisions of this Tax Ruling or the Interested Public Tax Ruling as defined above or the Interested Parties Tax Ruling as defined above), at the time of transfer of the Cash Consideration pursuant to the Merger Agreement and according to the provisions of Section 1.16 above.

3.13.	It is clarified that the calculation method of the original price of the Entitling Shares, with respect to Section 104H(b)(1A)(b) of the Ordinance, shall be as follows:

The exchange as per Section 1.12 shall be deemed as a sale of part of the Entitling Shares which are being exchanged in consideration for cash which was received by the Entitled Shareholders under an agreement.

In this respect, “part of the exchanged Entitling Shares” shall be determined according to the ratio between the Cash Consideration and the Cash Consideration together with the Stock Consideration that were received within the Merger (the Transaction Consideration), multiplied by the number of securities of the Entitling Shares held by the Entitled Shareholder (the “Sold Entitling Shares”).

The calculation formula regarding considerations received by an Entitled Shareholder:

A – Cash Consideration

B – Stock Consideration—the value of 0.25 of a share of KLA common stock which was received according to the average of 30 trading days preceding the Closing Date

C – the number of the Company’s securities held by an Entitled Shareholder

For the capital gains calculated in the sale of the Sold Entitling Shares, tax shall be withheld from the consideration on the exchange date, pursuant to the Tax Withholding Regulations. It is noted that in calculating the gains due to the Cash Consideration, the original price to be attributed to the Cash Consideration shall be the original price of the Sold Entitling Shares while first attributing the cost of the first layers of the Sold Entitling Shares, in the FIFO method. The total cost of the Entitling Shares net of the cost which was attributed to the Sold Entitling Shares shall be attributed to the KLA shares which were received as per Section 1.12.2, of the Interested Public Tax Ruling and the Interested Parties Tax Ruling as defined in Section 1.18.

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

3.14.

The amount of tax so withheld shall be transferred to the Assessing Officer through the Tax Trustee or the TASE Members, all according to the provisions of the Tax Withholding Regulations, and subject to Section 3.10 above.

3.15.

It is emphasized that the aforesaid tax arrangement is for purposes of withholding tax only and does not exhaust the final tax liability of all of the Shareholders, including the Public Shareholders. This Tax Ruling shall not derogate from the entitlement of a Public Shareholder, who considers itself as entitled to such tax refund, to contact the Assessing Officer directly in order to receive the sum of the tax that was withheld and transferred to the withholding Assessing Officer. It is clarified that the aforesaid shall be carried-out only through the filing of a report, as per its meaning in Section 131 of the Ordinance, to the Assessing Officer. It is clarified that the aforesaid shall not derogate from the powers conferred by the Ordinance on the Assessing Officer.

General provisions

3.16.

It is clarified that the tax arrangement does not determine the classification of the tax event and/or the classification of the income and/or the amount of the income and its nature for all of the Entitled Shareholders. It is emphasized that this Tax Ruling shall not determine the tax treatment on the Company’s books. Nothing in this Tax Ruling constitutes making an assessment for the Company, nor will it limit the Assessing Officer in making the assessment, including with respect to implications deriving from the aforesaid Transaction in respect of the Encouragement of Capital Investments Law, other than in respect of and subject to the tax withholding issues which were regulated herein.

3.17.

For the avoidance of doubt, it is hereby clarified and agreed that nothing in this Tax Ruling constitutes making an assessment in any manner for any body and/or confirmation of the facts and/or values and/or acts and/or transactions and/or data which were presented by you, issues which may be inspected by the Assessing Officer.

3.18.

For the avoidance of doubt, it is hereby clarified and agreed that this certificate shall not derogate from and/or limit in any way the powers of the Assessing Officer and/or the Tax Authority, pursuant to the provisions of the Ordinance and under any law.

3.19.

It is agreed that nothing in this Tax Ruling shall determine the classification of the income upon the sale of the allotted shares by the Entitled Shareholders, for all intents and purposes. Such classification shall be checked by the relevant Assessing Officers.

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

3.20.

For the avoidance of doubt it is clarified and agreed that this Tax Ruling pertains to the granting of a tax withholding certificate in a merger agreement, and nothing in this Tax Ruling constitutes any confirmation of the outline of the transaction, including the reverse triangular merger as specified in Section 1.9 above, and this Tax Ruling shall in no way limit and/or prejudice the rights of the Assessing Officer and/or the Tax Authority, and their claims in this respect or otherwise, including with respect to the making of assessments, withholding, classification of the transaction, determination of residency and everything deriving therefrom.

3.21.

For the avoidance of doubt, it is clarified and agreed that nothing in this Tax Ruling constitutes any confirmation of the content of Section 1.12 regarding the Transaction Consideration, the determination of residency and the manner of transfer of the merger considerations, issues which may be examined by the Assessing Officer and/or the Tax Authority. Furthermore, nothing in this Tax Ruling constitutes any confirmation regarding compliance with the provisions of Section 85A of the Ordinance and the regulations promulgated thereunder, an issue which may be examined by the Assessing Officer and/or the Tax Authority.

3.22.

This Tax Ruling is issued subject to the veracity of all the facts, details and data as the same were presented by you, and subject to being provided with all relevant details, including those which appear in this Tax Ruling. The Tax Authority may cancel this Tax Ruling, in whole or in part, immediately or retroactively, should it transpire that the details provided are incorrect and/or that material details were suppressed.

3.23.

Nothing in this Tax Ruling constitutes making an assessment and/or approval for the facts as the same were presented by you. The facts that were presented as aforesaid shall be examined by the relevant Assessing Officer during the assessment deliberations.

3.24.	The aforesaid shall not bind the Capital Market, Insurance and Savings Division in the Ministry of Finance, the Bank of Israel, another tax authority or any other body.

3.25.

The Company, the Acquiring Company and the Tax Trustee undertake to transfer to the Professional Division of the Tax Authority and to the Assessing Officer, within 30 days from the issue of this Tax Ruling, a letter in which they confirm the acceptance of all terms and conditions of the Tax Ruling, verbatim and with no reservation. If such letter is not received within the said time, this Tax Ruling shall be deemed as a non-agreed tax ruling, and all the instruction with respect to the tax withholding shall be deemed as retroactively void.

Sincerely,

Assi Mazuz, C.P.A.

Director Companies National Supervisor

cc:

Mr. Roland Am-Shalem, C.P.A. (L.L.M.) – Senior VP for Professional Affairs

Mr. Avi Bachar, C.P.A. – AOLE

Mrs. Meirav Tzidkiyahu – Rehovot Assessing Officer

Mrs. Na’ama Shuan, C.P.A. (Adv.) – Senior Director (Capital Market)

Mrs. Daniela Shay, Adv. – Legal Counsel Capital Market Department

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086